228 Santa Monica Boulevard	310.434.5400
Suite 300	Fenwick.com
San Francisco, CA 90401

Michael A. Brown
Partner
mbrown@fenwick.com  |  +1 310-434-5401
October 9, 2020
CONFIDENTIAL
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:         Coinbase Global, Inc. - Confidential Submission of the Draft Registration Statement on
Form S-1, Submitted October 9, 2020
Ladies and Gentlemen:
On behalf of our client, Coinbase Global, Inc. (the “Company”), we are hereby submitting a draft registration statement on Form S-1 (the “Draft Registration Statement”) relating to the registration of shares of the Company’s Class A common stock and Class T common stock (the “Offering”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “emerging growth company” (as defined in the JOBS Act) and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.
A public filing of a registration statement on Form S-1 relating to the Offering (the “Publicly-Filed Registration Statement”) will be made at a later date, which in no event will be later than 15 days before the Company conducts a road show in connection with the Offering.
In accordance with the Compliance and Disclosure Interpretations of the Commission relating to the Fixing America’s Surface Transportation Act, dated August 17, 2017, an emerging growth company may omit from its draft registration statement interim and annual financial information that it reasonably believes it will not be required to present separately at the time of the contemplated Offering. The Company advises the staff of the Commission that it currently expects the Offering to occur on such a date when its annual financial statements for the year ended December 31, 2018 will not be required to be presented separately in its Publicly-Filed Registration Statement. Accordingly, the Company has omitted its annual financial statements for the year ended December 31, 2018 from the Draft Registration Statement. Based on the current expected timing for the Offering, the Company expects to include its annual financial statements for the year ending December 31, 2020 in the Publicly-Filed Registration Statement.
Please also note that the Company plans to submit a consultation request with the Office of the Chief Accountant next week on the Company’s revenue recognition policy set forth in the Draft Registration Statement.

CONFIDENTIAL
U.S. Securities and Exchange Commission
October 9, 2020

Please do not hesitate to contact me at (310) 434-5401 or mbrown@fenwick.com or Ran Ben-Tzur at (310) 434-5403 or rbentzur@fenwick.com if you have any questions regarding the foregoing or if I can provide any additional information.

Sincerely,

FENWICK & WEST LLP

/s/ Michael A. Brown